FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                        of the Securities Exchange Act of
                                      1934


                                January 23, 2006

                        Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes should in block capital letters.



1. Name of the issuer



Smith & Nephew plc



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(i) a transaction notified in accordance with DR 3.1.4R(1)(a)



3. Name of person discharging managerial responsibilities/director



Mr. James Taylor



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



N/A...... ..............................



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



Holding of Mr James Taylor....................................



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



American Depositary Receipts ....................................



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



The Bank of New York....................................



8 State the nature of the transaction



Purchase of ADRs under US Employee Stock Purchase Plan ........................



9. Number of shares, debentures or financial instruments relating to shares acquired



147 ADRs ....................................



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



Less than 0.01 %....................................



11. Number of shares, debentures or financial instruments relating to shares disposed



.....................................



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



.....................................



13. Price per share or value of transaction



US$36.09....................................



14. Date and place of transaction



12 January 2006....................................



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



2472 ADRs....................................



16. Date issuer informed of transaction



20 January 2006....................................



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant





18. Period during which or date on which it can be exercised





19. Total amount paid (if any) for grant of the option





20. Description of shares or debentures involved (class and number)





21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise





22. Total number of shares or debentures over which options held following notification





23. Any additional information

Participants in the US Employee Stock Purchase Plan buy ADRs at a discount to the market price of 15%.

One ADR represents five ordinary shares of US 20 cents each.



24. Name of contact and telephone number for queries



Phil Higgins 0207 960 2228



Name and signature of duly authorised officer of issuer responsible for making notification



Phil Higgins Assistant Company Secretary



Date of notification


23 January 2006

END


                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: January, 23, 2006
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary